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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2024 (MM/DD/YY) AND ENDING 6/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Security Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Viking Drive, Suite 305
(No. and Street)

Virginia Beach	VA	23452
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristy Dejarnette	757-431-1414	kristy@gofsg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter CPA
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gayle Blachura _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Security Management, Inc. _____, as of August 25 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Gayle Blachura_

Title: _____

President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL SECURITY MANAGEMENT, INC.
(A WHOLLY OWNED SUBSIDIARY)

FINANCIAL REPORT

JUNE 30, 2025

SEC ID 8-50094

Filed pursuant to Rule 17a-5e(3) as a PUBLIC DOCUMENT

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (the "Company") as of June 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2023.

Glen Allen, Virginia
August 25, 2025

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Financial Condition
June 30, 2025

ASSETS

Cash and cash equivalents	$	82,571
Investments, at fair value		206,998
Commissions receivable		15,861
Prepaid expenses		17,417
Deferred tax asset, net		49,621
Total assets	$	372,468

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	11,818
Accounts payable		8,000
Income taxes payable		6,102
Total liabilities		25,920

STOCKHOLDER'S EQUITY

Common stock - $10 par value, 5,000 shares		
authorized, 1,500 shares issued and outstanding		15,000
Additional paid-in capital		364,166
Accumulated deficit		(32,618)
Total stockholder's equity		346,548
Total liabilities and stockholder's equity	$	372,468

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Operations
Year Ended June 30, 2025

REVENUE		
Commission income	$	716,156
Trail income		1,571,706
Interest and dividend income		18,260
Net gain on investments		4,501
		2,310,623
EXPENSES		
Commissions and bonuses		1,682,798
Management fees		381,830
Professional fees		93,648
Taxes and licenses		50,244
Office expenses		11,955
Total expenses		2,220,475
Operating income		90,148
Income before income taxes		90,148
INCOME TAX EXPENSE		(24,017)
NET INCOME	$	66,131

See accompanying notes to financial statements.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2025

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, July 1, 2024	1,500	$ 15,000	$ 364,166	$ (98,749)	$ 280,417
Net income	-	-	-	66,131	66,131
Balances, June 30, 2025	1,500	$ 15,000	$ 364,166	$ (32,618)	$ 346,548

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
Year Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	66,131
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Net gain on investments		(4,501)
Dividends reinvested to purchase investments		(18,260)
Deferred income taxes		15,195
Changes in operating assets and liabilities:		
Commissions receivable		10,278
Prepaid expenses		2,461
Commissions payable		(1,847)
Accounts payable		4,000
Income taxes payable		6,102
Net cash provided by operating activities		79,559
Net increase in cash and cash equivalents		79,559
CASH AND CASH EQUIVALENTS		
Beginning of year		3,012
End of year	$	82,571

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the Company or FSM), a Virginia corporation, is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina and Florida. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and accordingly reflect significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Equipment is depreciated over five years.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed FSC, a Virginia limited liability company. FSC wholly owns FSM, and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

NOTE 1.   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Recognition of Revenue and Expenses

The Company recognizes revenue under Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* and all related amendments (*Topic 606*).

Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

The Company earns commissions by executing client transactions in mutual funds and variable annuities as well as from trailing commissions, which are variable. Third parties handle the processing and custodial functions for the Company.

Commission income is recognized at the point of sale on the trade date when the performance obligation is satisfied. Based on the information received from the third party, the Company records a receivable on the trade date and is paid generally weekly or monthly.

For trail income, the performance obligation is satisfied at the time of the execution of the investments, but future amounts to be received are uncertain, as they are dependent on the value of eligible investments and the trade amount at future points in time; both of which are highly susceptible to variable factors outside the Company's influence.

NOTE 1.   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company's statement of operations reflects trail income for services performed and performance obligations satisfied in previous periods and are recognized in the period when the market value of the investment, and the investor activities, are known, which are usually monthly or quarterly.

The Company acts as principal in satisfying the performance obligations that generate commission income. The Company's sales representatives assist the Company in performing its obligations and, accordingly, commission income is presented on a gross basis.

Commissions receivable from revenue from contracts with customers as of June 30, 2025 and July 1, 2024 were $15,861 and $26,139, respectively. The Company had no contract assets or liabilities as of June 30, 2025 or July 1, 2024.

Commissions Receivable

Commissions receivable represent commissions due from mutual funds, insurance companies and trust sponsors.

The Company follows the FASB's ASU 2016-13 – Current Expected Credit Losses ("CECL") for determining future expected credit losses for trade and other receivables. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance was necessary at June 30, 2025.

Investments

The Company's investments consist of trading securities that are primarily mutual funds, and bond and equity funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of operations as net gain or loss on investments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTE 1.   **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes, and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions and has not accrued the effect of any uncertain tax provisions as of June 30, 2025. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company is not currently under audit by any tax jurisdiction.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

Recently Adopted Guidance

In November 2023, the FASB issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Executive Team. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income and total assets which are the same amounts in all material respects as those reported on the statement of operations and statement of financial condition. The Company adopted the standard on July 1, 2024. The adoption did not have a material impact on the Company's financial statements.

NOTE 2. **INCOME TAXES**

The provision for income taxes is as follows:

Current income tax:		
Federal		3,501
State		5,321
Total current income tax expense	$	8,822
Deferred income tax:		
Federal		11,653
State		3,542
Total deferred income tax expense	$	15,195
Total provision for income taxes	$	24,017

Income taxes differ from statutory rates primarily due to state income taxes, dividends received deduction, and non-deductible expenses.

Non-current net deferred income tax assets (liabilities) at June 30 are summarized as follows:

Deferred tax assets (liabilities):		
State tax deduction	$	12,470
Net operating loss		52,200
Unrealized gain on investments		(11,650)
Cash basis conversion		(3,399)
Net deferred tax asset	$	49,621

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the taxes available in carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management concluded based on the weight of objective evidence that it is more likely than not the Company will realize the benefit of all these deductible differences at June 30, 2025. Management has determined that there was no valuation allowance necessary at June 30, 2025.

At June 30, 2025, the Company has a federal net operating loss carryforward with no expiration of approximately $264,438.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement (the Agreement) with FSG. Under the Agreement, FSG provides office space, supplies and administrative support to the Company. The costs incurred under the Agreement are classified as management fees on the statement of operations. The Company incurred fees related to these services of $381,830 for the year ended June 30, 2025.

The Company currently occupied office spaced leased by FSG, the expense for which is allocated as part of the agreement. Management has reviewed the Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $244,570 which was $239,570 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1 at June 30, 2025.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

NOTE 5. CONCENTRATIONS

The Company maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation (SIPC). The account balance did not exceed the SIPC limit during the year ended June 30, 2025.

Approximately 83% of total revenues were earned from three clients during the year ended June 30, 2025, and approximately 82% of commissions receivable is due from one client as of June 30, 2025.

NOTE 6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The Company invests in Level 1 securities that include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

Assets at Fair Value as of June 30, 2025

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 1,176	$ -	$ -	$ 1,176
Equity mutual funds	205,822	-	-	205,822
Total	$ 206,998	$ -	$ -	$ 206,998

NOTE 7.   **COMMITMENTS, CONTINGENCIES, AND GUARANTEES**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. While the maximum liability under these obligations is unlimited, FSM maintains certain liability insurance coverages to limit its exposure and believes that its indemnification obligations would generally not have a material adverse effect on the Company's financial position.

The Company is not presently involved in any legal proceedings which management expect individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has no other commitments, contingencies, or guarantees as of June 30, 2025 that are required to be reported in the accompanying financial statements.

NOTE 8.   **SUBSEQUENT EVENTS**

The Company has evaluated all events and transactions for potential recognition or disclosure through August 25, 2025, the date that the financial statements were issued. The Company determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO REULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2025

NET CAPITAL		
Total stockholder's equity	$	**346,548**
Net Capital addbacks and adjustments:		
Commissions receivable		**(4,043)**
Prepaid expenses and other assets		**(67,038)**
Haircuts on security positions		**(30,897)**
		(101,978)
Net capital	$	**244,570**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	**5,000**
Excess net capital	$	**239,570**
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	**11,818**
Accounts payable		**8,000**
Income taxes payable		**6,102**
Total aggregate indebtedness	$	**25,920**
Ratio: Aggregate indebtedness to net capital		**0.11 to 1**

There are no material differences between the amounts presented above and the amounts reported in the Company's unadudited FOCUS Report Form X-17A-5, Part II-A, as originally filed, for the period ended June 30, 2025.

See Report of Independent Registered Public Accounting Firm

FINANCIAL SECURITY MANAGEMENT, INC.

Exemption Provision of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
June 30, 2025

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Financial Security Management, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting security transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Keiter

Glen Allen, Virginia
August 25, 2025

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



Financial Security

Management, Inc.
Member FINRA/SIPC

Financial Security Management, Inc.'s Exemption Report

Financial Security Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Financial Security Management, Inc.

I, Gayle E. Blachura, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gayle E Blachura

Title: President

August 25, 2025

477 Viking Drive, Suite 305 Virginia Beach, VA 23452 Phone 757-431-1414 Fax 757-703-0510

www.gofsg.com